Exhibit 15.3

1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

August 2, 2021

Filed Via EDGAR with Copy By Email

Division of Corporate Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	preREO LLC (the “Company”)
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 20, 2021
File No. 024-11555

Dear Sir/Madam:

This is in response to your letter of July 30, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Also enclosed are clean and blacklined versions of the Offering Statement and other documents that have changed since the previous submission.

Your Comment #1 – Amendment No. 1 to Offering Statement on Form 1-A

Cover page

We note your response to our prior comment 4 and reissue. We note our disclosure here that you “might change the price of the Series A Preferred Stock in the future” and on page 25 that initially you “will offer the Series A Preferred Stock at $10.00 per share” and “during the term of this Offering, [you] may increase or decrease the price.” At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. To the extent you choose to change the price during the offering to another fixed price, please confirm that you will do so by means of a supplement or post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii) of Regulation A.

Our Response:

We have revised the disclosure.

Your Comment #2 –Forum Selection Provision, page 10

We note your response to our prior comment 6 and reissue in part. We note that neither Section 12.3 of the First Amended and Restated Limited Liability Company Agreement nor Section 9 of the Investment Agreement specifies whether the exclusive forum provision applies to the Securities Act or Exchange Act claims. In addition, we note that Section 12.3.2 of the LLC Agreement and Section 9.2 of the Investment Agreement state that “the exclusive forum selection provision …shall not apply to the extent prohibited by the Securities Act of 1933 or the Securities Exchange Act of 1934.” Please remove the phrase “to the extend prohibited by” and, if true, clearly state in both agreements that these provisions do not apply to actions arising under the Securities Act or the Exchange Act, or advise.

Our Response:

We have revised the disclosure, the LLC Agreement, and the Investment Agreement.

Your Comment #3 – Securities Being Offered

Distributions, page 25

We note your response to our prior comment 8 and reissue in part. In your response you state that you plan to pay the 7% return to investors and then return investors’ capital. Please revise your disclosure to make this clarification as you have done in your response. It is helpful to provide specific examples and calculations. In addition, please revise you summary disclosure to clarify that the shares will be cancelled once the initial investment and the 7 % interest have been repaid.

Our Response:

We have revised the disclosure.

Your Comment #4 – Rights of Common Shares, page 30

We note your response to our prior comment 1 and reissue in part. Please describe the major differences between Series A Preferred Stock and Common Shares. For Common Shares, describe transfer rights, terms of conversion, and liability to further calls or to assessment. For Preferred Stock, describe voting rights, transfer rights, dividend rights, terms of conversion, liability to further calls or to assessment, or any other important rights. In addition, also include a description of what happens in the event of liquidation or dissolution.

Our Response:

The terms of the Series A Preferred Stock are set forth at length in “Securities Being Offered.” We have added a subsection addressing the liquidation of the company and a bullet point addressing transfers of Common Shares. With the additional bullet point, we believe the section captioned “Securities Being Offered – Rights of Common Shares” fully describes the rights of the Common Shares.

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Thank you for you continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick

Markley S. Roderick

MSR/jae

Enclosure

cc:    Mr. Jorge Newbery